October 13, 2010

BY EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C.  20549-0308

Attn:  Larry Spirgel, Assistant Director

Re:	Atlantic Tele-Network, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed March 16, 2010
File #1-12593

Dear Mr. Spirgel:

On behalf of Atlantic Tele-Network, Inc. (“ATN” or the “Company”), please find below responses to the comments provided to ATN by the staff of the Commission (the “Staff”) in a letter dated September 28, 2010 (the “Letter”) relating to ATN’s Form 10-K for the year ended December 31, 2009 and Form 10-Q for the period ended June 30, 2010.  For your convenience, the Company has restated the Staff’s comments and has inserted the Company’s responses below.

Form 10-K for the year ended December 31, 2009

Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates, page 58

1.              We note your disclosure that to assess recoverability of the value of your FCC licenses you use the market approach. Tell us why you believe the market approach is an appropriate methodology to value the FCC licenses in view of the limited number of transactions, the differences in the spectrum bands, permitted uses, propagation characteristics, competition, geographic and demographic markets, among others.  Further tell us whether the fair value determined under the market approach would be materially different from the fair value determined under the Greenfield Cash Flow Valuation Model (the “Greenfield Model”).

600 Cummings Center • Beverly, MA 01915 • 978.619.1300 • Fax: 978.922.0079 • www.atni.com

RESPONSE

We did employ the market approach for performing our December 31, 2009 impairment tests for our FCC licenses (the “Licenses”).  We believe the market dynamics impacting a fair value assessment such as competition, demographics and geography can often be better captured by market-based approaches.  At the time of the December 31, 2009 impairment analysis, the auction of 700 MHz FCC licenses (completed in 2008), provided the most comparable, observable and arms-length prices which we judged to be appropriate in determining the fair value of our Licenses at that date.  In terms of propagation characteristics and permitted uses, we believe that the licenses for the 700 MHz band are substantially similar to our licenses, the majority of which reside in the 850 MHz band.  With regard to issues such as competition, demographics and geography, the auction provided a recent national database of fair value transactions which take into account those factors and represents the judgment of market participants as to the current highest and best use of comparable FCC licenses on a market by market basis.  We also considered that these wireless spectrum license auctions continued to be relevant transactions for our 2009 impairment test since the trends in market pricing for wireless spectrum has continued to increase for wireless spectrum auctions over the last seven to nine years including increased pricing in the auctions of 700 MHz licenses cited above.  We also noted that the value of wireless spectrum continues to increase due to increased demands for wireless services such as voice and data, which require greater amounts of wireless spectrum.  These trends are expected to continue for the foreseeable future thereby increasing the value of the wireless spectrum relative to historical prices.  Further, the Company has generally experienced strong financial performance in the locations where we hold these Licenses.  While this performance is attributable to a number of factors, we attribute a portion of the resulting increase in value of the Company to accrue to the Licenses as well.

We would also note that the results of our impairment test yielded fair values which exceeded our carrying value of the Licenses by a significant margin.  Based on these results, the estimated fair value of the Licenses exceeded the carrying values on our books by approximately $48 million, or 137%.   As a result of this significant margin between the estimated fair values compared to the carrying value of the Licenses, we would not expect that had the Greenfield Model been used, the results would have indicated any impairment to the carrying value of the Licenses as of December 31, 2009.

Form 10-Q for the period ended June 30, 2010

Note 4 — Acquisitions, page 9

2.              We note that you have recorded the net gain on bargain purchase in the amount of approximately $27 million. In order for us to better understand about the amount of the recorded bargain gain, please tell us in sufficient detail, the valuation methodologies used to value each of the assets acquired.

•                  Please tell us how you fair valued the property, plant and equipment, and each of the identifiable intangible assets, i.e., the licenses, trade name and customer relationships.

RESPONSE

We engaged a leading independent third party valuation provider (the “Valuation Provider”) to perform the purchase price allocation valuation work associated with our acquisition of certain former Alltel wireless properties from Verizon Wireless (the “ATN-VzW Transaction”).  We estimated the fair value of all the acquired assets and liabilities and non-controlling interests acquired with the ATN-VzW Transaction in accordance with ASC 805, Business Combinations, ASC 820, Fair Value Measurements, and all other applicable accounting standards.

We employed variants of the cost approach to estimate the fair value of the acquired property, plant and equipment (the “PP&E”).  The Physical Appraisal Method, which bases the estimated fair value of the PP&E on the estimated new replacement cost for similar equipment, was primarily used in this valuation.

The estimated fair value of the acquired prepaid and postpaid customer relationships were determined separately using the Expected Earnings Approach, a variant of the income approach, whereby the expected after-tax cash flows of the customer relationships were isolated from the entire business enterprise’s expected cash flows, incorporating expected customer attrition rates and discounting at rates commensurate with the risk of the assets.

The estimated fair value of the acquired telecommunication licenses was determined using a Greenfield Model, a variant of the income approach, and was corroborated with a market approach analysis.  Given the further passage of time between the 2008 spectrum auction referenced earlier and the 2010 transaction date of the ATN-VzW Transaction, we believed that using the Greenfield Model as the primary basis for establishing the estimated fair value of the FCC licenses was appropriate.

The trade name intangible asset was valued using a variant of the income approach, known as the Relief from Royalty Method, which assumes that a user of the trademarks would have to enter into a hypothetical royalty arrangement to utilize the trademarks as if they did not have the legal right to them.  This hypothetical royalty discounted cash flow stream formed the basis for the estimate of the acquisition date fair value of the trade name asset.

•                  Specifically tell us about the valuation methodology used to value the licenses and describe the method you used to isolate the cash flows associated with the intangible asset.

RESPONSE

As described above, the Greenfield Model, a variant of the income approach, was used to estimate the fair value of the acquired telecommunications licenses in the ATN-VzW Transaction.  The Greenfield Model assumes the licenses are the only assets held by a start-up enterprise.  Other assets, such as fixed assets, customer contracts, etc. must then be obtained or developed in order to commence operations.   Revenues and cash flows are projected net of those estimated start-up costs in order to estimate the fair value of the license.

We also calculated the estimated fair value of the licenses using a market approach, utilizing the 2008 spectrum auction.  There was an immaterial difference between the estimated fair value of the telecommunication licenses as calculated under the Greenfield and market approaches.

•                  Tell us if there is any likely hood of the Company revising or eliminated the bargain purchase gain in future.

RESPONSE

At this time, we are not aware of, nor do we expect any circumstances to arise, which would require us to revise or eliminate the bargain purchase gain in the future.  As noted in our filings with the Commission, the gain was a result of a bargain purchase generated by the forced divesture of the assets that was required to be completed by Verizon Wireless within a required timeframe to a limited class of potential buyers that resulted in a favorable price to the Company for these assets.  Before recording the bargain purchase gain, in accordance with paragraph 4 of ASC 805-30-25, we reassessed whether all of the assets acquired and all of the liabilities assumed had been correctly identified, and that we had recognized the appropriate acquired assets and liabilities.  In this regard, we engaged the Valuation Provider to assist in the purchase price allocation and valuation process.

In response to the Staff’s request, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (978) 619-1300 ext. 404 in the event that you have any additional questions.

Best Regards,

ATLANTIC TELE-NETWORK, INC.

By:	/s/ Justin D. Benincasa
Name:	Justin D. Benincasa
Title:	Chief Financial Officer and Treasurer

cc:  Michael T. Prior, Chief Executive Officer

Matthew J. Gardella, Edwards Angell Palmer & Dodge, LLP